ORRICK, HERRINGTON & SUTCLIFFE llp
1000 Marsh Road
Menlo Park, CA 94025
tel 650-614-7400
fax 650-614-7401
www.orrick.com

October 28, 2008	Lowell D. Ness
(650) 614-7455
lness@orrick.com
Barbara C. Jacobs
Assistant Director
Securities and Exchange Commission (Mail Stop 4561)
100 F Street, N.E.
Washington, D.C. 20549

Re:	VirnetX Holding Corporation (the “Company”)
Registration Statement on Form S-1 (the “Registration Statement”)
Filed September 24, 2008
File No. 333-153645

Form 10-Q for the quarterly period ended June 30, 2008
Filed August 14, 2008
File No. 001-33852
Dear Ms. Jacobs,
Please find, as set forth below, the Company’s responses to the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated October 17, 2008 (the “Staff Letter”). For the Staff’s convenience, the Staff’s comments from the Staff Letter are set forth in italics before each response.
The Company is also separately transmitting in paper copy, pursuant to Rule 418(b) of the Securities Act of 1933, supplemental information requested by the Staff, as to which the Company is also requesting confidential treatment under Rule 83 of the Freedom of Information Act. The supplemental information is not to be filed with or deemed a part of the Registration Statement, and the Company has requested that the supplemental information be returned to the undersigned promptly following completion of the Staff’s review of the supplemental information.
Form S-1
General
1. Your disclosure throughout the prospectus assumes that you will receive the full amount of the offering. Revise your disclosure to show the impact of receiving proceeds at varying levels, e.g., 10%, 25%, 50%, 75% and 100% of the shares being sold. Please revise the table on the prospectus cover page, the Use of Proceeds section, Capitalization section, Dilution section, the liquidity discussion in MD&A and other relevant sections accordingly.
The Company notes the Staff’s comments and has revised the relevant sections of Amendment No. 1 to Form S-1 to reflect the potential impact on the Company if it receives offering proceeds less than the full anticipated amount. In accordance with the Staff’s suggestions, the Company’s revised disclosure discusses the impact on the Company if it receives the full amount of the anticipated proceeds from the offering compared to the impact on the Company if it receives 75% or 50% of the anticipated proceeds from the offering. The Company respectfully submits that providing the

October 28, 2008
VirnetX Holding Corporation

public and potential investors with such a “100-75-50” comparison is a clear and concise method for conveying the potential financial impact on the Company from varying levels of subscription to the offering. The Company further respectfully submits that it has not addressed receiving proceeds below 50% because prior to printing the preliminary prospectuses, the Company, in consultation with the placement agents, will establish the range for the actual size of the public offering that reflects a reasonable and realistic assessment of the then-current market conditions and will file another pre-effective amendment to the Registration Statement reflecting the anticipated size of the offering. The Company anticipates that the range to be established by the Company and the placement agents prior to marketing the offering will be within this “100-75-50” range.
Cover Page
2. Please delete the words “Lead Placement Agent” from the outside front cover page of the prospectus. The meaning and significance of this reference to potential investors is unclear and an explanation would not be consistent with Rule 421(d).
The Company notes the Staff’s comment and has revised Amendment No. 1 to Form S-1 accordingly to remove the words “Lead Placement Agent” from the outside front cover page of the prospectus.
Fee Table
3. Please tell us how you calculated the proposed maximum offering price of $30,000,000. Please revise the fee table to provide all required information. Please also ensure that the footnotes to the table are accurate. It appears that footnote 1 may be in the wrong column. In regard to footnote 3, please advise how Rule 457(f) applies to this offering.
The Company notes the Staff’s comments and respectfully submits that the proposed maximum offering price of $30,000,000 is based on current discussions between the Company and the placement agents associated with the offering. The Company further respectfully submits that it will revise the fee table to provide all requested information in a subsequent amendment to the Form S-1 when the exact size of the offering is finalized prior to marketing the offering. The Company has revised Amendment No. 1 to Form S-1 in accordance with the Staff’s comments to place footnote 1 in the correct column of the fee table. The Company respectfully informs the Staff that reference Rule 457(g) has been removed from the fee table as the placement agents will not be receiving placement agent warrants in connection with the offering.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Recent Developments, page 24

October 28, 2008
VirnetX Holding Corporation

4. We note your statement in this section that a third party has estimated that your business model and intellectual property represent “a multi-billion dollar market opportunity.” Please provide factual support for the claim or remove it from the prospectus.
The Company notes the Staff’s comment and has revised Amendment No. 1 to Form S-1 accordingly by removing the phrase “a multi-billion dollar market opportunity.”
Business, page 30
5. With respect to third-party statements in your prospectus, such as the statistics attributed to Infonetics Research, Inc., please supplementally provide us with support for such statements. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the information and cross-reference it to the appropriate location in your prospectus. Also, supplementally tell us whether you commissioned any of the referenced sources.
The Company acknowledges the Staff’s request for the support of third-party statements and is separately transmitting in paper copy, pursuant to Rule 418 of the Securities Act of 1933, supplemental information responsive to Comment 5 of the Staff Letter (the “Supplemental Information”), as to which the Company is also requesting confidential treatment under the Freedom of Information Act. In addition, the Company respectfully requests, pursuant to Rule 418(b), that the Staff return the Supplemental Information to the undersigned after completion of its review. Please call the undersigned when the Staff has completed its review and the undersigned will arrange to have the Supplemental Information retrieved.
Customers, page 36
6. We note that you have provided a list of the types of companies to which you intend to license your patents. Providing such a list in this section is inappropriate, however, as it may suggest to potential investors that the companies named are presently your customers. Please remove from this section the name of any company that is not currently your customer.
The Company notes the Staff’s comment and has revised Amendment No. 1 to Form S-1 accordingly by removing the list of names that are not the Company’s current customers.
Security Ownership of Certain Beneficial Owners and Management, page 53
7. Please update the beneficial ownership information in this section to the latest practicable date. See Item 403(a) of Regulation S-K.

October 28, 2008
VirnetX Holding Corporation

The Company notes the Staff’s comment and has revised Amendment No. 1 to Form S-1 accordingly to update the beneficial ownership information in this section to the latest practicable date.
Plan of Distribution, page 67
8. We note the disclosure on the cover page that the underwriters will use their “reasonable efforts” to sell the securities being offered. We also note the disclosure on page 67 that the underwriters will use their “best efforts” to solicit offers to purchase the securities being offered and will use “Reasonable efforts” to arrange for the sale of all securities being offered. We are unfamiliar with the term “reasonable efforts” in connection with a best efforts offering. Please explain what is meant by the term. Also, please file a validly executed placement agent agreement as exhibit 1.1.
The Company notes the Staff’s comments and has revised the language in Amendment No. 1 to Form S-1 to reflect that the placement agents will use their “best efforts” to solicit offers to purchase the securities being offered. In addition, the Company has revised Amendment No. 1 to Form S-1 in accordance with the Staff’s comments to reflect that it will file a validly executed placement agent agreement as Exhibit 1.1 in a subsequent amendment to the Form S-1.
Form 10-Q
Item 4. Controls and Procedures, page 13
9. In your conclusion regarding the effectiveness of your disclosure controls and procedures, you recite only the latter portion of the definition of disclosure controls and procedures provided in Rule 13a-15(e). We note that the first part of the definition is recited in the opening sentence of the section. However, the effectiveness conclusion should recite the entire definition. In your response letter, please confirm, if true, that your disclosure controls and procedures for the period covered by your Form 10-Q met all of the requirements of Rule 13a-15(e). In future filings, either recite the entire definition, or simply refer to the rule that contains the definition. Also, in regard to your disclosure on changes in internal controls, in future filings please begin this subsection with a statement indicating whether or not there has been any change in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.
The Company respectfully notes the Staff’s comments and confirms that the Company’s disclosure controls and procedures for the period covered by the Form 10-Q for the quarterly period ended

October 28, 2008
VirnetX Holding Corporation

June 30, 2008 met all of the requirements of Rule 13a-15(e). The Company further confirms that it will follow the Staff’s guidance noted in the Staff Letter in future filings.
***
Please let us know if you have any questions
Very truly yours,

/s/ Lowell D. Ness Lowell D. Ness Orrick, Herrington & Sutcliffe LLP

cc: Kendall Larsen (VirnetX Holding Corporation)

/Enclosures/

5